SECURITIE 04017166 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 26701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 N. Central Avenue, Suite 2100
(No. and Street)

Phoenix (City) Arizona (State) 85004-10725 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Rothstein (770) 858-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

10 Tenth, Suite 1400 (Address) Atlanta (City) Georgia (State) 30303 (Zip Code)

PROCESSED APR 20 2004 THOMSON FINANCIAL

RECEIVED MAR 1 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 208

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven E. Rothstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentra Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Judith R. Embry
Notary Public
Cobb County GA
June 17, 2006

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentra Securities Corporation
An indirect wholly owned subsidiary of American International Group, Inc.
Statement of Financial Condition
December 31, 2003

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	4,313
Cash segregated under federal and other regulations		18
Receivables from broker-dealers and clearing organizations		3,862
Receivables from investment advisors		727
Securities owned, at market value		111
Security pledged to insurance company		556
Notes and accounts receivable from registered representatives		3,965
Receivable from affiliates, net		1,183
Goodwill		20,485
Deferred taxes		954
Prepaid expenses and other assets		1,054
Total assets	$	37,228
Liabilities and Stockholder's Equity		
Commissions payable	$	3,276
Securities sold, not yet purchased, at market value		10
Accounts payable and accrued expenses		1,620
Income tax payable to Parent		17
Other liabilities		658
Total liabilities		5,581
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock - $1 par value; 1,025,000 shares authorized; 2,045 shares issued and outstanding		3
Additional paid-in capital		22,058
Retained earnings		9,586
Total stockholder's equity		31,647
Total liabilities and stockholder's equity	$	37,228

The accompanying notes are an integral part of these financial statements.